Two World Financial Center
New York, NY 10281-1008
Mark I. Sokolow	212.768.6700
212-768-6942	212.768.6800 fax
msokolow@sonnenschein.com	www.sonnenschein.com

February 6, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Hanover Capital Mortgage Holdings, Inc
Registration Statement on Form S-4
File No. 333-155091

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 of Hanover Capital Mortgage Holdings, Inc. (“HCM”), Registration No. 333-155091 (the “Registration Statement”), filed with the Securities and Exchange Commission (“Commission”), attached for filing on behalf of HCM is Pre-Effective Amendment No. 2 to the Registration Statement (the “Second Amendment”).

In connection with its review of the Second Amendment, we advise the Staff that HCM, Walter Industries, Inc. (“Walter”), JWH Holding Company LLC (“JWHHC”) and Walter Investment Management LLC (“Spinco”), a newly-created, wholly-owned subsidiary of Walter, entered into a Second Amended and Restated Agreement and Plan of Merger, dated as of February 6, 2009 (“Agreement”).  Pursuant to the Agreement, JWHHC will transfer to Walter, and Walter will contribute to Spinco, JWHHC’s mortgage financing and related businesses, and then Walter will spin-off Spinco to Walter’s stockholders.  Immediately after the spin-off, Spinco will merge into HCM, and HCM will continue as the surviving corporation (“Surviving Corporation”).  The subsidiaries and assets that Spinco will own at the time of the spin-off will include all assets of Walter’s financing business that, under the prior merger agreement, would have been part of JWHHC at the time of the spin-off.  As a result, the consolidated financial position, results of operations and cash flows of Spinco at the time of the spin-off will be substantially the same as those of JWHHC.

On behalf of our client, HCM, set forth below are the responses of HCM to the comments from the Staff of the Commission, as received by letter, dated January 30, 2009, from Karen J. Garnett (the “Comment Letter”).  The Staff’s comments have been reproduced in this letter, and HCM’s responses follow each comment.  The page references contained herein are to the marked copy of the proxy statement/prospectus included with the Staff’s courtesy copies; accordingly,

Brussels    Charlotte    Chicago    Dallas    Kansas City    Los Angeles    New York    Phoenix    St. Louis

San Francisco    Short Hills, N.J.    Silicon Valley   Washington, D.C.    West Palm Beach    Zurich

the page references below may differ from those contained in the Comment Letter and the Second Amendment filed via EDGAR.

We expect to request acceleration of the effectiveness of the Registration Statement to February 13, 2009 or February 17, 2009.  Accordingly, we respectfully request that the Staff of the Commission review the Second Amendment and the following responses to the Staff’s comments as expeditiously as possible.

Response to Comments

Proxy Statement/Prospectus Cover Page

Comment No. 1.          We note your response to comment 2 of our letter dated December 15, 2008; however, we continue to believe that a significant portion of the information on the cover page is more appropriate for the summary or the body of the prospectus. Your cover page is not required to include all information that is material to investors. Much of the information currently included on the cover page relates to a technical description of the mechanics of the proposed transactions. Instead, your cover page should contain a brief description of the proposed transaction with the more detailed disclosures provided elsewhere in the document. In addition, for purposes of the cover page it appears that you could more concisely summarize the steps of the transaction and the expected merger consideration. Please revise as previously requested to limit the information on the cover page.

By way of example, you may refer to the Form S-4 for a merger between CVS Corporation and Revco D.S., Inc. (333-24163), filed March 28, 1997 and the Form S-4 for a spin-off and merger between General Mills, Inc. and RalCorp Holdings, Inc. (333-18849) filed December 27, 1996. Both of these registrants participated in the Division’s plain English pilot program and the filings provide useful examples of appropriate cover page disclosure for complex merger transactions.

Response.          The disclosure on the cover page of the proxy statement/prospectus has been revised in accordance with the Comment Letter.

Questions and Answers, page 1

Comment No. 2.          We note your response to prior comment 3. We note, however, that the following Q&A continue to be addressed again in the summary:

•              What will happen in the spin-off and the taxable dividend? — page 12 in the Summary

•              What will happen in the Exchange Share Issuance? — page 12 in the Summary

•                                          What will happen in the Merger? — page 13 in the Summary

•                                          What are the material U.S. federal income tax consequences to the HCM stockholders and Walter stockholders resulting from the spin-off, the taxable dividend, the merger, and the ownership of Surviving Company common stock? — page 21 in the Summary

Please revise as previously requested to eliminate redundant disclosure.

Response.          The disclosure in the proxy statement/prospectus has been revised in accordance with the Comment Letter, and the foregoing Q&A have been deleted.  Please see pages 1,2 and 6.

Summary, page 10

The Spin-Off and Taxable Dividend, page 48

Comment No. 3.          We note your response to prior comment 17. Please revise to clarify whether the board could proceed with the spin-off and the taxable dividend even if the merger is not approved by the HCM stockholders. If the spin-off could proceed without approval of the merger, please revise the disclosure under “Manner of Effecting the Spin-Off” on page 50 to clarify whether and how Spinco Interests will be distributed to Walter stockholders.

Response.          The disclosure in the proxy statement/prospectus has been revised in accordance with the Comment Letter.  Please see pages 48 to 49.  Walter will not proceed with the spin-off without approval by the HCM stockholders of the merger.

Treatment of Walter Equity Awards Held by Spinco Employees, page 54

Comment No. 4.          We note your response to prior comment 19. Please tell us why you believe it would be appropriate to register the Surviving Corporation shares associated with Walter options and incentive awards after completion of the merger transactions. It appears that any investment decision with respect to those shares would occur at the time the options and incentive awards are converted in connection with the merger.

Response.          Shareholder approval of the amendment of the HCM 1999 Equity Incentive Plan (“Plan”) is a condition of closing of the merger.  Since the shares are not yet authorized to be added to the Plan, the registration of these shares will occur once shareholder approval is obtained.  HCM intends to file a registration statement covering these shares on Form S-8 on the same date that shareholder approval is obtained and the merger is approved.

Comment No. 5.          Refer to the disclosure at the top of page 55. Please revise to clarify how you will determine the value per share of the Surviving Corporation common stock. Also, please revise to describe in more detail how the incentive awards will be “similarly adjusted” to reflect the merger transactions.

Response.          The parties have included in the Agreement a more precise method for determining the value per share of Surviving Corporation common stock, by using the closing sale price or, if no closing sale price is reported, the last reported sale price of the shares of Surviving Corporation common stock on the NYSE Alternext (or such other stock exchange on which the shares of Surviving Corporation common stock primarily trade) on the first full day of trading following the effective time of the merger.  The disclosure in the proxy statement/prospectus has been revised to reflect this and to better detail how the incentive awards will be “similarly adjusted” to reflect the merger transactions in accordance with the Comment Letter.  Please see pages 54 and 55.

Treatment of Spinco Equity Awards, page 55

Comment No. 6.          Under Rule 421(b) of Regulation C, you must avoid copying complex information directly from legal documents without any clear and concise explanation of this information. It appears that the disclosure under this heading was taken directly from the merger agreement. We note, for example, that the first paragraph under this heading currently is one long sentence that includes multiple parenthetical phrases and is very difficult to follow. Please revise this disclosure to make it clear, concise, and understandable.

Response.          The disclosure in the proxy statement/prospectus has been revised in accordance with the Comment Letter.  Please see page 55 to 56.

Comparable Company Analysis, page 65

Comment No. 7.          The report prepared by KBW indicates that a number of companies were used in the comparable company analysis in addition to Redwood Trust and Chimera. Please tell us why you have omitted those companies from the summary of this analysis.

Response.          KBW’s report looked at publicly-traded mortgage real estate investment trust (“REIT”) companies, including Annaly Mortgage Management (NLY), MFA Mortgage Investments (MFA), Capstead Mortgage Corp. (CMO), Hatteras Financial Corp (HTS), Anworth Mortgage Asset Corp (ANH) and American Capital Agency Corp (AGNC) (collectively “Rate Sensitive Mortgage REITs”).  The Rate Sensitive Mortgage REITs’ primary assets are mortgage securities guaranteed by U.S. Government agencies or U.S. Government-sponsored entities, such as Fannie Mae, Freddie Mac or Ginnie Mae.  The assets of the Surviving Corporation will primarily be loans and securities not guaranteed by U.S. Government agencies or U.S. Government-sponsored entities (“Non-Agency loans and securities”).  KBW therefore concluded that, although the Rate Sensitive Mortgage REITs are also structured as REITs, they are not comparables to the Surviving Corporation due to the differences between the Rate Sensitive Mortgage REITs’ assets and the Surviving Corporation’s assets.  Redwood Trust and Chimera are two actively trading Mortgage REITs that invest in Non-Agency loans and securities.  KBW therefore concluded that Redwood Trust and Chimera are the comparable companies.

Agreements with Messrs. O’Brien and Cauthen, page 68

Comment No. 8.          We note that the agreement with Mr. O’Brien has a three-year term. Please revise to disclose the term of the agreements with Mr. Cauthen and Ms. Perez.

Response.          The disclosure in the proxy statement/prospectus has been revised in accordance with the Comment Letter.  Please see page 70.

Amendments to the Merger Agreement, page 113

Comment No. 9.          We note your response to comment 29 that you will only amend and not seek additional approval, following the initial approval of your shareholders, if such amendment is permissible under Maryland law. Please expand the disclosure to describe the matters that could be amended without additional shareholder approval and those that could not.

Response.          The disclosure in the proxy statement/prospectus has been revised in accordance with the Comment Letter.  Please see page 116.

Description of Business of HCM, page 124

Comment No. 10.          We note your response to comment 31 that you no longer hold subordinate MBS. Our prior comment sought disclosure about whether you will continue to hold actual loans and a discussion of that aspect of your business. Please revise to clarify.

Response.          The disclosure in the proxy statement/prospectus has been revised in accordance with the Comment Letter.  Please see page 127.

Summary of Investment Portfolio Assets and Related Liabilities, page 160

Comment No. 11.          Please provide disclosure for the three and nine months ended September 30, 2008 similar to that for each of the three previous fiscal years disclosing the average balances for each major category of HCM’s investment portfolio and associated liabilities with corresponding effective yields.

Response.          The disclosure in the proxy statement/prospectus has been revised in accordance with the Comment Letter.  Please see pages 163 to 164.

Qualitative Disclosure About Market Risk

Agency MBS Portfolio, page 171

Comment No. 12.          Please confirm to us and update your disclosure as of September 30, 2008 to note if you have any financings or forward sales commitments outstanding on your agency MBS portfolio given its limited size.

Response.          The disclosure in the proxy statement/prospectus has been updated to reflect that, as of September 30, 2008, HCM has financings but no forward sales commitments outstanding on its agency MBS portfolio.  Please see pages 176 to 177 for the disclosure.

Results of Operations, page 181

Comment No. 13.          We note the additional disclosure on page 181 that your decrease in income from continuing operations leading to a loss was primarily due to an impairment of goodwill ($12.3 million) reflecting a decline in valuations. Please revise to clarify the subject of the valuations that lead to the noted impairment.

Response.          The disclosure in the proxy statement/prospectus has been revised in accordance with the Comment Letter.  Please see page 187.

Comment No. 14.          Please revise to include a discussion of the changes in your loss from discontinued operations disclosed on pages 181 and 182.

Response.          The disclosure in the proxy statement/prospectus has been revised in accordance with the Comment Letter.  Please see pages 188-191.

Interest Rate Risk, page 189

Comment No. 15.          Please confirm to us and update your disclosure as of September 30, 2008 to indicate whether interest rate hedge agreements remain outstanding as of this date.

Response.          The disclosure in the proxy statement/prospectus has been updated to reflect that, as of September 30, 2008, no interest rate hedge agreements remain outstanding.  Please see page 196.

Compensation Elements, page 198

Comment No. 16.          We note your response to comment 43 and the additional disclosure on pages 198-203. Please update the disclosure for 2008.

Response.          The disclosure in the proxy statement/prospectus has been revised in accordance with the Comment Letter.  Please see pages 204-211.

Base Salary, page 198

Comment No. 17.          Please revise to identify the peer group used. Also, disclose how actual base salary amounts compared to the peer group.

Response.          The disclosure in the proxy statement/prospectus has been revised in accordance with the Comment Letter.  Please see pages 204 to 205 and Annex K.

Annual Cash Incentive Compensation, page 198

Comment No. 18.          Please revise to quantify the difference between operating income and the cost of capital in 2007 and clarify how that contributed to the determination of the amounts actually awarded to the three named officers.

Response.          The Spinco Named Executive Officers did not receive any cash-based incentives under the Walter Executive Incentive Plan in fiscal year 2008.  As a result, the disclosure in the proxy statement/prospectus has been revised to eliminate the disclosure addressed in this Comment No. 18.  Please see page 206.

Comment No. 19.          Please revise to provide more detail about the quantifiable individual goals. For individual goals that are qualitative, please elaborate on the factors used to determine the achievement of such goals.

Response.          The Spinco Named Executive Officers did not receive any cash-based incentives under the Walter Executive Incentive Plan in fiscal year 2008.  As a result, the disclosure in the proxy statement/prospectus has been revised to eliminate the disclosure addressed in this Comment No. 19.  Please see page 206.

Comment No. 20.          Please revise the table at the bottom of page 199 to include actual amounts for each named executive officer under “Payout Range as a % of Target” and “Maximum Award.”

Response.          The Spinco Named Executive Officers did not receive any cash-based incentives under the Walter Executive Incentive Plan in fiscal year 2008.  As a result, the disclosure in the proxy statement/prospectus has been revised to eliminate the disclosure addressed in this Comment No. 20.  Please see page 206.

Long-Term Equity-Based Compensation, page 200

Comment No. 21.          Please revise to elaborate on the strategic and operational goals and performance measures used to determine the award of long-term equity based compensation for the named executive officers. Explain how the noted factors in the second paragraph led the awards made.

Response.          The disclosure in the proxy statement/prospectus has been revised in accordance with the Comment Letter.  Please see pages 206 to 207.

Pro Forma Adjustment 12, page 244

Comment No. 22.          It appears that adjustment 12 has been mislabeled within your pro forma condensed combined statements of operations for the periods presented. Please revise or advise.

Response.          The disclosure in the proxy statement/prospectus has been revised in accordance with the Comment Letter.  Specifically, two references to adjustment 10 were revised to correctly refer to adjustment 12.  Please see pages 246 to 247.

Proposal 2 — Proposal to Approve the Charter Amendment, page 251

Comment No. 23.          Please revise to provide a more complete description of this proposal. Specifically identify the amendments to the charter that you are asking shareholders to approve and provide the information about each proposal that is required by Schedule 14A. Please consider whether the charter amendments can be appropriately combined into one proposal or whether they should be unbundled into separate proposals.

Response.          The disclosure in the proxy statement/prospectus has been revised in accordance with the Comment Letter.  Please see pages 256 to 259.

Financial Statements

JWH Holding Company, LLC and Subsidiaries

As of and for the Years Ended December 31, 2007, 2006 and 2005

9. Postretirement Employee Benefits, page F-21

Comment No. 24.          Please tell us why certain amounts within your table of the changes in plan benefit obligations recognized in other comprehensive income does not reconcile to other amounts updated within your disclosures. Specifically, please tell us why the current year net actuarial gain, amortization of actuarial gain, and amortization of prior service costs do not agree to other reported amounts.

Response.          The disclosure has been revised to conform the footnote disclosures for postretirement employee benefits with the applicable financial statement line items.  The revised disclosures for current year net actuarial gain, amortization of actuarial gain and amortization of prior servicer cost now agree to the amount reported in other comprehensive income.

Hanover Capital Mortgage Holdings, Inc. and Subsidiaries

As of and for the Years Ended December 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flows, page F-52

Comment No. 25.          We note your response to comment 53. Use of the indirect method for presenting your statements of cash flows requires you to adjust net income to reconcile it to net cash flow from operating activities.

Response.          The disclosure in the proxy statement/prospectus has been revised in accordance with the Comment Letter.  Please see pages F50 and F-91.

As of and for Period Ended September 30, 2008 and 2007

Consolidated Balance Sheets (unaudited), page F-87

Comment No. 26.          We note your response to comment number 34 and the impairment charge recorded during the three month period ended September 30, 2008. Given your previous disclosures that the fair market value of your equity investments was zero as of June 30, 2008 and December 31, 2007, please provide to us and disclose the basis for management’s conclusion that the impairment occurred in the third quarter of 2008 as opposed to any other quarter during 2008 or the previous fiscal year.

Response.          The carrying value of the equity investment has been, until September 30, 2008, the face amount of debt (junior subordinated notes) issued by HCM to its two subsidiary trusts in excess of the trust preferred securities issued by such trusts to third parties, as HCM has been in compliance with all of the terms of the trust preferred securities and junior subordinated notes. The trust preferred securities have been held by third parties with no active market. For financial statement purposes, because of the compliant status of the junior subordinated debt, the carrying value of the equity investment was not considered other than temporarily impaired until September 30, 2008 when, at such date, HCM entered into Exchange Agreements with the holders of its trust preferred securities which established a definitive basis for a value of the trust preferred securities.  The disclosure in the proxy statement/prospectus has been revised in accordance with the Comment Letter.  Please see page F-109.

3. Fair Value Disclosures, page F-97

Comment No. 27.          For the disclosure of estimated fair value and carrying value of all assets and liabilities as of the dates presented, the amounts noted in footnote 2, which are to be a component of the financial statement line items, appear to be greater than such financial statement line items. Please revise or advise.

Response.          The disclosure in the proxy statement/prospectus has been revised in accordance with the Comment Letter.  Please see page F-100.

* * * *

We respectfully request that the Staff review the Second Amendment and the foregoing responses to the Staff’s comments as expeditiously as possible.  If you have any questions or comments or require any additional information with respect to the Second Amendment, please call the undersigned at (212) 768-6942 or Linda Bechutsky at (212) 768-5389.

Very truly yours,

/s/ Mark I. Sokolow
Mark I. Sokolow

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